Exhibit 99.1

For Immediate Release

For more information, contact:

ESL Federal Credit Union

Rich Pulvino

VP/Director, Marketing & Corporate Communications

rpulvino@esl.org

585-336-1009

Generations Bancorp NY, Inc.

Angela Krezmer

President and CEO

315-568-1167

Investorrelations@mygenbank.com

Rochester-Based ESL Federal Credit Union Announces Acquisition of Generations Bank

ROCHESTER, N.Y. and SENECA FALLS, N.Y., September 24, 2024 – ESL Federal Credit Union, Generations Bank and its parent company Generations Bancorp NY, Inc. (“Generations Bancorp” (Nasdaq: “GBNY”) and with Generations Bank, collectively “Generations”) announced today that they have entered into a definitive purchase and assumption agreement whereby ESL Federal Credit Union will acquire substantially all of the assets and liabilities (including the deposit account liabilities) of Generations Bank in an all cash transaction (“the P&A Transaction”). As consideration for the P&A Transaction, ESL Federal Credit Union will pay Generations $26.2 million in cash and Generations Bank will retain its equity at the effective time of the P&A Transaction, less certain reductions and additions.

The agreement was unanimously approved by the Boards of Directors of ESL Federal Credit Union and Generations. The P&A Transaction is expected to close late in the second quarter or in the third quarter of 2025, subject to receiving all regulatory approvals, approval by Generations Bancorp’s shareholders and other customary closing conditions. Following the completion of the P&A Transaction and after all of the respective obligations of Generations Bancorp and Generations Bank are settled or otherwise accounted for, Generations Bank will liquidate and Generation Bancorp will distribute its assets to its shareholders (the “dissolution”), likely in two separate payments as described herein. Generations Bancorp’s shareholders are currently estimated to receive an aggregate of between $18.00 and $20.00 in cash in exchange for each share of Generations Bancorp common stock owned (the “per share consideration”). It is expected that the per share consideration will be distributed in two payments with the substantial majority of the total per share consideration expected to be distributed within six to nine months following the closing of the P&A Transaction, and the balance of the per share consideration to be distributed six to nine months after the first payment.

Currently, Generations Bancorp has 2,241,801 outstanding shares of common stock. The per share consideration is subject to significant variation based on various factors including Generations Bank’s equity at closing; the amount of the corporate taxation including the use of any tax loss carryforwards to be used by Generations Bancorp; the regulatory treatment and costs associated with the liquidation accounts of Generations which would be expected to be paid out to eligible depositors of Generations Bank; expenses associated with the termination of Generations’ defined benefit plans; the amount of cash held by Generations Bancorp at the closing; costs related to the dissolution and the distribution of Generations Bancorp’s remaining assets to shareholders; and Generations Bancorp’s future operating results. Based on these factors, investors should not assume that the ultimate per share consideration to shareholders will be within the range set forth above.

Pursuant to the liquidation accounts established by Generations at the time of its second-step conversion, it is expected that eligible depositors as of the date of the second-step conversion who continued to have eligible deposits as of each year end between the closing of the second-step conversion and through the year end prior to the closing of the P&A Transaction could have the right to receive a liquidation account payment.

This transaction allows ESL Federal Credit Union to significantly grow its presence throughout the Greater Rochester and Finger Lakes region, bringing personal banking, business banking, mortgage services, wealth management and its superior customer experience to customers throughout Seneca, Cayuga, and Orleans Counties, while expanding its footprint in Ontario County. Upon completion of the P&A Transaction, ESL is expected to have total assets of approximately $9.6 billion and will increase its footprint to more than 30 full-service branches throughout the Greater Rochester and Finger Lakes region.

“This deal is a strong fit for ESL and Generations because both organizations are committed and dedicated to serving their employees, customers and their communities. We look forward to our future as a stronger, growing financial institution, and bringing the superior experiences we are known for to employees and customers in new communities,” said Faheem Masood, President and Chief Executive Officer of ESL Federal Credit Union.

“We are very excited about our new partnership with ESL Federal Credit Union. The synergy created by combining these two companies coupled with the financial strength of the combined institution will assure that our customers, our employees and our communities have expanded financial services and membership benefits going forward. We also believe it reflects our commitment to enhance the value to our shareholders,” said Angela Krezmer, President and Chief Executive Officer of Generations Bank.

In the P&A Transaction, ESL was advised by Performance Trust Capital Partners, as exclusive financial advisor, and Harter Secrest & Emery LLP and Honigman LLP, as legal counsel. Generations was advised by Keefe, Bruyette & Woods, a Stifel Company as exclusive financial advisor, and Luse Gorman, PC, as legal counsel.

About ESL Federal Credit Union

With more than 100 years of locally owned history, ESL Federal Credit Union serves as a full-service financial institution to more than 429,000 members and 16,800 businesses. Founded in 1920, the company provides personal banking, business banking, mortgage services and wealth management services through its locally based 24-branch network; telephone, mobile and online banking; and live chat center.

The Rochester-based financial institution employs approximately 950 people in the Greater Rochester area and holds more than $9.2 billion in assets. Since 1996, ESL has paid out 29 consecutive Owners’ Dividends to its members totaling more than $290 million. Since the creation of its Community Impact initiative in 2018, ESL has reinvested more than $100 million in grants throughout the community. The company has appeared on Great Place to Work® lists since 2010. ESL Federal Credit Union is headquartered at 225 Chestnut Street, in Rochester, and can be found online at www.esl.org.

About Generations Bank

Generations Bank partners with businesses, municipalities and residents across the Finger Lakes Region and Western New York to offer banking and financial services. Founded in 1870 and headquartered in Seneca Falls, Generations Bank serves the community from nine retail locations in Seneca Falls, Auburn, Union Springs, Waterloo, Geneva, Phelps, Farmington, and Medina.

In addition to traditional business and consumer deposit services, Generations Bank focuses on residential mortgages, as well as manufactured home, automobile, home equity, commercial, non-residential real estate and construction loans. For more information, visit MyGenBank.com

Additional Information About the Transaction and Where to Find It

In connection with the proposed P&A Transaction, Generations Bancorp will distribute a proxy statement to its shareholders in connection with a special meeting of shareholders to be called and held for the purposes of voting on the approval of the P&A Transaction and related matters. This communication is not intended to be, and is not, a substitute for the proxy statement or any other document that the Company may mail to shareholders in connection with the proposed P&A Transaction.

BEFORE MAKING ANY VOTING OR INVESTMENT DECISIONS REGARDING THE PROPOSED TRANSACTIONS, GENERATIONS BANCORP’S SHAREHOLDERS ARE URGED TO READ THE PROXY STATEMENT AND ITS EXHIBITS BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT GENERATIONS AND THE PROPOSED TRANSACTIONS.

Copies of the proxy statement will be mailed to all shareholders prior to the special meeting. Generations Bancorp’s shareholders will be able to obtain a free copy of the proxy statement, free of charge, from Generations at www.mygenbank.com.

Participants in the Solicitation

Generations Bancorp and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Generations Bancorp in connection with the special meeting of shareholders. Information about the directors and executive officers of Generations Bancorp appears in its proxy statement dated April 12, 2024, for Generations Bancorp’s 2024 annual meeting of shareholders as filed with the SEC on Schedule 14A. Additional information regarding the interests of these participants and other persons who may be deemed participants in the proxy solicitation may be obtained by reading the proxy statement for the special meeting of shareholders when it becomes available.

Forward-Looking Statements

This press release contains statements that may be considered forward-looking statements within the meaning of Section 27A of the Securities Act of 1933. These forward-looking statements are intended to be covered by the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, and this statement is included for purposes of complying with these safe harbor provisions. Forward-looking statements may be identified by reference to a future period or periods, or by the use of forward-looking terminology, such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “may,” “should,” “will,” “would,” or similar terms or the negative of those terms. Readers should not place undue reliance on such forward-looking statements, which speak only as of the date made. These forward-looking statements are based on current plans and expectations, which are subject to a number of risk factors and uncertainties that could cause future results to differ materially from historical performance or future expectations. These differences may be the result of various factors, including, among others: (1) uncertainties regarding the estimated range of the per share consideration and uncertainties as to the timing of one or more payments to shareholders representing the full per share consideration; (2) failure of the parties to satisfy the closing conditions in the definitive agreement in a timely manner or at all; (3) failure of the shareholders of Generations Bancorp to approve the proposed P&A Transaction or any of the related transactions; (4) failure to obtain governmental approvals; (5) changes in estimates with respect to the amount of cash to be received by Generations Bank and/or to be utilized by Generations Bank and Generations Bancorp following the completion of the proposed P&A Transaction, and the resulting amount available for distribution to Generations Bancorp shareholders, either in the aggregate or on a per-share basis; (6) disruptions to the parties’ businesses as a result of the announcement and pendency of the P&A Transaction; (7) changes in general business, industry or economic conditions or competition; (8) changes in any applicable law, rule, regulation, policy, guideline or practice governing or affecting credit unions, financial holding companies and their subsidiaries or with respect to tax or accounting principles or otherwise; (9) adverse changes or conditions in the capital and financial markets; (10) changes in interest rates or credit availability; (11) the adequacy of credit loss reserves and changes in loan default and charge-off rates; (12) increased competition and its effect on pricing, spending, third-party relationships and revenues; (13) unanticipated regulatory or judicial proceedings and liabilities and other costs; (14) changes in the cost of funds, demand for loan products or demand for financial services; and (15) other economic, competitive, governmental or technological factors affecting operations, markets, products, services and prices.

The foregoing list should not be construed as exhaustive, and ESL Credit Union and Generations undertake no obligation to subsequently revise any forward-looking statements to reflect events or circumstances after the date of such statements, or to reflect the occurrence of anticipated or unanticipated events or circumstances.